Ecopetrol declared the commercial viability of the Eastern Caño Sur block

•	The initial declaration could incorporate 1P reserves estimated in 22.4 million barrels of crude (including royalties)
•	The development plan envisages an increase of production from 1,727 barrels per day to 25,000 barrels by mid-2016, a drilling campaign of 135 development wells and an investment of US$656 million
•	Production is 100% owned by Ecopetrol

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that it declared to the National Hydrocarbons Agency the commercial viability of the Eastern Caño Sur block, where it has a 100% interest. The block is located in the municipality of Puerto Gaitán in the eastern part of Meta Province (Colombia). 1P (proved) reserves of 22.4 millions of barrels of oil (including 1.5 millions of barrels of royalties) were initially declared. The estimated crude oil in place is of 492 millions of barrels.

Once this declaration of commerciality is made, the commercial exploitation phase of the block begins. The extension of the Eastern Caño Sur block is 54,211 hectares, equivalent to 9% of the whole Caño Sur block (611,000 hectares), which continues to be explored by Ecopetrol.

The Caño Sur block contract was executed with the National Hydrocarbons Agency on June 20, 2005. It has a term of 24 years after the declaration of commercial viability and it is governed by a variable royalties’ scheme for heavy crudes, which ranges between 6% and 18.75% according to the production levels.

“We are very pleased to announce the commercial viability of this block, which contributes to Ecopetrol’s target of producing one million clean barrels by 2015 and which is one of the outcomes of the exploratory campaign we have been working on steadily since the last decade. The results obtained in Caño Sur confirm the potential for heavy crudes in this zone, one of the strategic focuses of the Company”, stated Ecopetrol’s CEO, Javier Gutiérrez.

The declaration of commercial viability means that, after 6 years of exploration, the block has showed sufficient reserves to begin the development stage in profitable conditions. In practice, it is the birth of a new oil-producing zone that could be expanded pursuant to additional information provided by the exploration efforts that are being carried out in the western part of the block.

The 22.4 million barrels of reserves reported in the declaration of commercial viability are expected to become part of the total reserves of Ecopetrol by the end of December, once the certification process done by three independent firms concludes. It is important to clarify that the audited reserves volume will be officially reported to the National Hydrocarbons Agency in the Reserves and Resources Statement (IRR) of the first quarter of 2014.

As of November 30, 2013, 61 exploratory, stratigraphic and appraisal wells were drilled in Eastern Caño Sur. Accumulated production since May 2011, when the first discovery was made, is 516,881 barrels of crude, with a gravity of 13.5° API.

To develop the Eastern Caño Sur block, Ecopetrol is planning to invest US$656 million during the next 5 years. These funds are expected to be destined to the drilling of 135 wells, the building of surface facilities and social and environmental investments, among others. The production is forecasted to increase from the current 1,727 boe (daily production as of November 30, 2013) to 25,000 by mid-2016.

The planned development of the block is to be undertaken with the highest environmental and social standards, in line with the Company’s commitment to produce clean barrels (i.e. without accidents, environmental incidents, labor normality, harmony with stakeholders and profitability).

Bogotá, December 5, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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